LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

Wednesday, April 05, 2006

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Russell Mancuso - Branch Chief

RE:

Olympic Weddings International Inc.

Registration Statement on Form SB-2/ Amendment No. 4

File Number: 333-128614

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 4 to Olympic Wedding International Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Olympic Weddings’ Form SB-2/A filing, each followed by Olympic’s responses thereto.

Comment

1. Please update your disclosure.  For example, it is unclear why your table of contents refers to selling security holders.  Also, we note that you document continues to disclose that the offering will close on April 30, 2006, the same date that was included in your filing in September 2005.  In this regard, if you intend that the Offering will continue after the transactions in your securities are quoted on the Over-the-Counter Bulletin Board, please include a prominent risk factor to indicate that the Bulletin Board may be quoting a price that is lower than the $0.10 price at which you are offering your securities.

Response

Olympic Weddings has updated the disclosure. Olympic Weddings believes that the offering will be completed prior to its securities being approved for quotation on the Over-the-Counter Bulletin Board.

Risk Factors

Since Olympic does not currently plan on registering this offering…page7

Comment

2. We note your previous response to our prior comment 3 from our letter dated January 9, 2006.  Please provide a detailed legal analysis of why you believe your “friends, family members and business acquaintances” will purchase shares from you in this offering and resell them in the U.S. would not be underwriters as defined by Section 2(a)(11) of the Securities Act.  Please explain what protections and procedures you have in place to ensure that such purchasers would not be properly classified as underwriters.  If investors in your offering will be subject to resale restrictions, please clearly explain those restrictions in your disclosure, including appropriate risk factors.

Response

As explained in our previous response dated March 7, 2006 to your prior comment 3 from your letter dated January 9, 2006, the people described or categorized for purposes of complying with the applicable Canadian securities laws are not under common control with the issuer. Unless there is common control, they would not be deemed to be underwriters under the definition provided by Section 2(a)(11).

In order to ensure that the purchasers are independent of the issuer and not under common control with the issuer, Olympic has revised the statement found in the last paragraph under the heading “PLAN OF DISTRIBUTION”.

Previously, the second sentence of that paragraph read as follows:

“The officers and directors will not purchase any shares under this offering.”

The sentence now reads as follows:

“Neither the officers and directors nor any one that is under the control of any officers or directors or under common control of Olympic Weddings will purchase any shares under this offering and will be purchasing for their own and not with a view to distribution.”

Olympic has also added a risk factor that investors from Canada that purchase the offered securities will be subject to an indefinite hold period.

Financial Statements

Comment

3. Please update you financials in your next amendment to include unaudited interim financial statements as of a date within 135 days of the filing of your amendment as required by Item 310(b) of Regulation S-B.

Response

Olympic has included in this Amendment No. 4 interim financial statements for the period ended January 31, 2006.

Undertakings, page 27

Comment

4. It is unclear where you have included the undertakings required by Regulation S-B.

Response

 The additional undertakings required by Regulation S-B are found in the fourth paragraph of the section of undertakings and subparagraphs (i) through (iv) thereof.

Signatures

Comment

5. It is unclear why your officers have not signed below the second paragraph in their capacities as directors; therefore, it is unclear whether the required majority of your Board of Directors has signed the registration statement in that capacity. Please see instruction 2 to “Instructions for signatures” to Form SB-2.

Response

The officers have signed the enclosed Amendment No. 4 in their capacities as directors.

____________________________________________________________________

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler

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